UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  ------------

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                              GROWTH MERGERS, INC.
                              --------------------
                                (Name of Issuer)

                            ORDINARY (COMMON) SHARES
                            ------------------------
                         (Title of Class of Securities)

                                     400049
                                     ------
                                 (CUSIP Number)

                                 April 12, 2002
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

CUSIP No.  400049

1.   Names of Reporting Persons:   Express Enterprises, Inc.
     I.R.S. Identification Nos. of above persons (entities only). No I.R.S. Identification No. - Foreign Entity

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization - Federation of Saint Kitts and Nevis

     Number of               5. Sole Voting Power - 5,000,000.
     Shares
     Beneficially            6. Shared Voting Power - None.
     Owned by
     Each Reporting          7. Sole Dispositive Power - 5,000,000.
     Person With:
                             8. Shared Dispositive Power - None.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11.  Percent of Class Represented by Amount in Row (9): 42.83%

12.  Type of Reporting Person (See Instructions): CO

CUSIP No.  400049

1.   Names of Reporting Persons: Winston Barta
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization - Canada

     Number of               5. Sole Voting Power - 5,000,000.
     Shares
     Beneficially            6. Shared Voting Power - None.
     Owned by
     Each Reporting          7. Sole Dispositive Power - 5,000,000.
     Person With:
                             8. Shared Dispositive Power - None.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11.  Percent of Class Represented by Amount in Row (9): 42.83%

12.  Type of Reporting Person (See Instructions): IN



Item 1.
-------

     (a)  Growth Mergers, Inc.

     (b)  6075 South Eastern Ave., Suite 1, Las Vegas NV 89119-3146


Item 2.
-------

     (a) Express Enterprises, Inc. ("Express") and Winston Barta ("Barta"). Barta is the sole shareholder of Express. Express and Barta have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Express and Barta may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, Express and Barta expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or
Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. Express and Barta expressly disclaim that they have agreed to act as a group other than as described in this
Schedule 13G.

     (b)  Express: 22 Canyon St. West, PO Box 281, Basseterre, St. Kitts Barta:
          1901-1188 Quebec St., Vancouver, B.C. V6A 4B3

     (c)  See Item 4 of the cover sheet for Express and Barta

     (d)  Ordinary (Common) Shares

     (e)  CUSIP Number: 400049




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






Item 3.  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-
-------
2(b) or (c), check whether the person filing is a:

     (a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

     (b)[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)[ ]An investment adviser in accordance with (Section) 240.13d- 1(b)(1)
(ii)(E);

     (f)[ ]An employee benefit plan or endowment fund in accordance with (Section) 240.13d-1(b)(1)(ii)(F);

     (g)[ ]A parent holding company or control person in accordance with (Section) 240.13d-1(b)(1)(ii)(G);

     (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)[ ]Group, in accordance with(Section) 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
-------

See Item 5-9 and 11 of the cover page for each of Express and Barta for the beneficial ownership of each. Express may be deemed to beneficially own 5,000,000 shares of Common Stock of the Issuer. Barta is the sole shareholder of Express and has the sole power to direct the vote and disposition of the shares held by Express. As a result of the foregoing, Barta may be deemed to have indirect beneficial ownership of the 5,000,000 shares held by Express. Beneficial ownership of the shares held by Express is disclaimed by Barta. The filing of this form shall not be deemed an admission that Barta is, for purposes of Section 13(d), Section 13(g) or otherwise, the beneficial owner of such shares. Express and Barta may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, Express and Barta expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. Express and Barta expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.


Item 5.  Ownership of Five Percent or Less of a Class
-------

Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------

Barta is the sole shareholder of Express. See item 4 above.


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------
Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.


Item 8.  Identification and Classification of Members of the Group.
-------

See item 4 above.



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






Item 9.  Notice of Dissolution of Group
-------

Not Applicable.


Item 10.  Certification
--------

Not applicable.Not applicable.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2003

Express Enterprises, Inc.


/s/ Winston Barta
-----------------------------
Winston Barta, President



Winston Barta


/s/ Winston Barta
-----------------------------
Winston Barta






























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






Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 11, 2003


Express Enterprises, Inc.


/s/ Winston Barta
-----------------------------
Winston Barta, President



Winston Barta


/s/ Winston Barta
-----------------------------
Winston Barta























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